Exhibit 99.11

GOVERNMENT OF ALBERTA

2026-27 First Quarter

Fiscal Update and

Economic Statement

Table of Contents

2026-27 First Quarter Fiscal Plan Highlights	3

Revenue Highlights	4

Expense Highlights	6

Assets and Liabilities	8

Cash Adjustments	10

Capital Plan Highlights	11

2026-27 First Quarter Fiscal Update Tables	12

Reporting Methodology and Legislative Compliance	16

Economic Update	17

Note: Amounts presented in tables may not add to totals due to rounding.

Note on restatements and accounting policy changes:

•	2026-27 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Orders in Council 161/2026, June 2, 2026).

The 2025-26 year end results have been delayed. Through the 2025-26 fiscal year, Alberta’s government undertook significant restructuring of the health care system requiring more time for the health entities to finalize their results. The government is expecting to release the 2025-26 Annual Report in alignment with the timing of other jurisdictions and will publish updated 2026-27 First Quarter Fiscal Update tables once the year-end results have been finalized.

The Local Government Fiscal Framework Act requires the capital grant funding allocation for 2028-29 to be released by September 30, 2026. As the 2025-26 year-end results are required for this calculation, the LGFFA funding allocation will be released concurrently with the 2025-26 year-end results.

Treasury Board and Finance, Government of Alberta

August 27, 2026

2026–27 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2026–27 First Quarter | Fiscal Update and Economic Statement

2026-27 First Quarter Fiscal Plan Highlights

The 2026-27 first quarter forecast includes a $2 billion surplus, an improvement of $11.4 billion from the $9.4 billion deficit estimated in Budget 2026, mainly as a result of higher-than-expected non-renewable resource (NRR) revenue. Since war broke out in the Middle East in late February 2026, global energy prices have increased significantly. Ongoing geopolitical instability and related revenue volatility continue to be significant risks to the fiscal outlook.

The 2026-27 revenue forecast is up

$11.7 billion from Budget 2026, due to a $9.7 billion increase in NRR driven by higher oil prices. Total program expense has increased by $0.3 billion from budget due to expense increases offset by dedicated revenue. Other expense increases of $0.5 billion are forecast to be absorbed by the contingency in alignment with the Sustainable Fiscal Planning and Reporting Act.

Total revenue of $86.3 billion is forecast, $11.7 billion higher than estimated in Budget 2026. NRR revenue is up $9.7 billion from budget mainly due to higher crude oil prices and a weaker Canadian dollar. Income tax revenue is up $1 billion from budget, mainly due to higher-than-expected 2025 personal income tax assessments and higher corporate profits. Net income from government business enterprises (GBEs) has increased $0.6 billion from budget mainly due to the improvement in Sturgeon Refinery net income from higher commodity prices.

Total expense of $84.2 billion is forecast, an increase of $0.3 billion from budget. Expense before forecast contingency allocations is $0.8 billion higher. Operating expense is up by $0.6 billion, primarily due to onetime Alberta Energy Rebate payments. Additional expense increases are fully offset by revenue including the federal Aging with Dignity initiative and cost of selling oil. Capital grant increases of $0.3 billion are mainly from re-profiling of projects from 2025-26. Debt servicing costs have decreased due to lower-than-expected borrowing requirements as a result of the improvement to the Fiscal Plan. Disaster and emergency assistance is forecast at $0.1 billion for wildfire response and tornado damages not covered by insurance.

The Capital Plan in 2026-27 is forecast at $10.7 billion, $0.7 billion more than budget, largely from re-profiling capital projects to the current year from 2025-26. Capital grants have increased by $0.3 billion and capital investment has increased by $0.4 billion.

Taxpayer-supported debt is forecast at $94.8 billion as of March 31, 2027, a decrease of $14.1 billion from Budget 2026, due to an improved overall financial position. Net debt to GDP at year-end is forecast to be 7.7 per cent.

Fiscal Plan Summary

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Revenue

Income and other taxes	30,470	31,420	950

Non-renewable resource revenue	13,213	22,955	9,742

Transfers from Government of Canada	13,715	14,061	346

Investment income	4,358	4,446	88

Other revenue	12,794	13,396	603

Total revenue	74,550	86,279	11,729

Expense

Operating expense	70,398	71,034	635

Capital grants	3,672	3,947	275

Amortization / loss on disposals / inventory consumption	4,853	4,857	3

Debt servicing costs	3,407	3,182	(225)

Pension provisions	(408)	(408)	-

Disaster and emergency assistance	-	106	106

Expense before contingency	81,922	82,718	796

Contingency (forecast un-allocated)	2,000	1,520	(480)

Total expense	83,922	84,237	315

Surplus / (deficit)	(9,373)	2,041	11,414

Capital Plan

Capital grants	3,672	3,947	275

Capital investment	6,297	6,739	442

Total capital plan	9,969	10,687	717

2026–27 First Quarter | Fiscal Update and Economic Statement	3

Revenue

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Income taxes

Personal income tax	15,933	16,354	420

Corporate income tax	7,300	7,845	545

	23,233	24,199	965

Other taxes

Education property tax	3,592	3,592	-

Fuel tax / electric vehicle tax	1,450	1,444	(6)

Tobacco / vaping tax	385	375	(10)

Insurance tax	1,060	1,063	3

Cannabis tax	229	229	-

Tourism levy	200	200	-

Other taxes	321	318	(3)

	7,237	7,221	(16)

Non-renewable resource revenue

Bitumen royalty	9,688	18,024	8,336

Crude oil royalty	2,120	3,094	974

Natural gas and by-products royalty	942	1,304	361

Bonuses and sales of Crown leases	331	390	59

Rentals and fees / coal royalty	131	143	12

	13,213	22,955	9,742

Transfers from Government of Canada

Canada Health Transfer	7,036	7,036	-

Canada Social Transfer	2,198	2,198	-

Direct transfers to SUCH sector / Alberta Innovates Corporation	699	699	-

Infrastructure support	928	1,079	151

Agriculture support programs	551	561	10

Labour market agreements	295	295	-

Early learning child care agreements	1,170	1,172	2

Other federal transfers	837	1,020	183

	13,715	14,061	346

Investment income

Alberta Heritage Savings Trust Fund	2,377	2,355	(22)

Endowment funds	527	582	55

Income from local authority loans	515	532	17

Agriculture Financial Services Corporation	155	155	-

Other (includes SUCH sector)	783	822	39

	4,358	4,446	88

Net Income from government business enterprises

AGLC – Gaming / lottery	1,577	1,577	-

AGLC – Liquor and cannabis	772	772	-

ATB Financial	426	506	81

Alberta Petroleum Marketing Commission	(313)	184	498

Other (AiGC / Balancing Pool / CUDGCo / PSIs)	160	168	8

	2,621	3,207	586

Premiums, fees and licences

Post-secondary institution tuition fees	2,162	2,162	-

Health / school board fees and charges	1,064	1,064	-

Motor vehicle licences	663	663	-

Crop, hail and livestock insurance premiums	667	667	-

Energy industry levies	453	450	(3)

Other (includes land titles revenue)	991	1,020	29

	6,000	6,025	26

Other

SUCH sector sales, rentals and services	1,188	1,188	-

SUCH sector fundraising, donations, gifts and contributions	1,019	1,019	-

AIMCo investment management charges	867	843	(24)

Fines and penalties	167	167	-

Refunds of expense	179	187	9

Technology Innovation and Emissions Reduction Fund	166	166	-

Miscellaneous	588	594	6

	4,173	4,164	(9)

Total revenue	74,550	86,279	11,729

4	2026–27 First Quarter | Fiscal Update and Economic Statement

Revenue Highlights

Total Revenue of $86.3 billion is forecast for 2026-27, $11.7 billion higher than estimated in Budget 2026, mainly due to increases in NRR, Alberta Petroleum Marketing Commission’s net income due to improved expected operations at the Sturgeon Refinery, and federal transfers mostly for the Aging with Dignity initiative.

•	Resource revenue is forecast to be $23 billion in 2026-27, $9.7 billion higher than budget, primarily driven by higher bitumen royalties.

•	The West Texas Intermediate oil price is forecast to average US$73.50 per barrel (/bbl) in 2026-27, $13/bbl higher than budget due to ongoing geopolitical events that disrupted global supply and increased market volatility. The light-heavy differential is expected to average US$14.80/ bbl for 2026-27, $1.80/bbl wider than budget. The wider differential is largely due to increased heavy oil volumes delivered to the U.S. Gulf Coast through releases from the U. S. Strategic Petroleum Reserve and higher volumes released from Venezuela.

•	The US-Canadian dollar exchange rate is forecast to average 72.1 US¢/Cdn$ for the fiscal year, below the budget of 73 US¢/Cdn$. A lower Canadian dollar results in higher oil prices when they are converted from US to Canadian dollars, contributing to higher government revenue.

•	Bitumen royalties of $18 billion are forecast, $8.3 billion higher than budget, mainly due to the stronger WTI prices and slightly lower exchange rates, which is partially offset by a wider light-heavy differential.

•	Crude oil royalties are forecast at $3.1 billion, a $1 billion increase from budget, driven by higher WTI prices, higher production and slightly lower exchange rate, partially offset by a wider light-heavy differential.
•	Natural gas and by-product royalties are forecast at $1.3 billion, $361 million higher than estimated in budget. This increase reflects higher natural gas liquids (NGLs) prices. The higher NGLs prices are driven primarily by higher crude oil prices as NGLs prices trend with oil prices.

•	Personal income tax revenue is forecast at $16.4 billion, an increase of $420 million from budget due to higher-than-expected 2025 tax assessments and an upward revision of personal income.

•	Corporate income tax revenue is forecast at $7.8 billion, up $545 million from Budget 2026 driven by stronger corporate profits.

•	Other tax revenue is forecast at $7.2 billion, a $16 million decline from budget, mainly due to lower tobacco tax revenue from the continued decline in tobacco consumption.

•	Federal transfers of $14.1 billion are forecast, $346 million higher than estimated in budget. The increase mainly reflects $151 million for re-profiling of Federal Aging with Dignity funds from 2025-26, $119 million in federal funding to improve housing supply, $25 million for mental health and addiction-related initiatives and $51 million for the re-profiling of unspent Investing in Canada Infrastructure Program (ICIP) funds from 2025-26.

•	Total revenue from other sources is forecast at $17.8 billion, $691 million higher than budget.

-

Investment income is up $88 million. Combined returns for the Heritage Fund and the endowment funds are projected higher as a result of current market conditions and long-term capital market assumptions. Other investment income also increased as a result of improved projected cash positions resulting from rising benchmark rates and additional borrowing needs from the City of Calgary.

-

Net income from GBEs is forecast to exceed budget by $586 million, mainly due to stronger-than-expected Sturgeon Refinery results. Higher product prices are expected to more than offset increased crude oil costs, resulting in additional revenue.

-

Premiums, fees and licences are forecast to be $26 million higher than budget primarily from higher payment in lieu of taxes and the deposit guarantee fee, resulting from strong performance of ATB Financial.

-

Other revenue is forecast to be $9 million lower than budget on a net basis, primarily due to a $24 million reduction in Alberta Investment Management Corporation (AIMCo) investment management charges resulting from lower than anticipated use of external fund managers.

2026–27 First Quarter | Fiscal Update and Economic Statement	5

Operating Expense by Ministry

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Advanced Education	7,110	7,110	-

Affordability and Utilities	146	146	-

Agriculture and Irrigation	828	838	10

Arts, Culture and Status of Women	407	409	2

Assisted Living and Social Services	11,154	11,302	148

Children and Family Services	1,684	1,683	(1)

Education and Childcare	12,865	12,865	-

Energy and Minerals	865	992	127

Environment and Protected Areas	402	403	1

Executive Council	102	107	5

Forestry and Parks	380	398	18

Hospital and Surgical Health Services	13,048	13,048	-

Indigenous Relations	259	258	(1)

Infrastructure	507	507	-

Jobs, Economy, Trade and Immigration	354	354	-

Justice	768	770	2

Mental Health and Addiction	2,230	2,213	(17)

Municipal Affairs	273	273	-

Primary and Preventative Health Services	11,551	11,551	-

Public Safety and Emergency Services	1,458	1,459	1

Service Alberta and Red Tape Reduction	211	211	-

Technology and Innovation	850	850	-

Tourism and Sport	166	166	-

Transportation and Economic Corridors	565	565	-

Treasury Board and Finance	2,003	2,341	338

Legislative Assembly	213	214	1

Total operating expense	70,398	71,034	635

6	2026–27 First Quarter | Fiscal Update and Economic Statement

Expense Highlights

Total Expense of $84.2 billion is forecast, a $0.3 billion increase from budget, reflecting $315 million in expense offset by dedicated revenue.

•	Operating expense is forecast at $71 billion, $635 million more than Budget 2026. This increase is primarily due to:

-	$357 million increase for the Alberta Energy Rebate for the quarter beginning on July 1, 2026.

-	$149 million increase for federally funded Aging with Dignity initiative which supports Alberta’s five-year action plan to enhance seniors’ care, fully offset by revenue.

-	$127 million net increase mainly due to higher costs of selling oil driven by increased crude oil volumes, higher tariffs and trucking costs.

-

$18 million increase for Mercer International to support the stabilization and optimization of the Mercer Peace River Pulp Mill and Recreational Licence Management System which is fully offset by revenue.

-	$16 million increase in motor vehicle accident claims received but not yet settled and in rising average settlement costs.

-	$10 million increase to re-profile unspent Sustainable Canadian Agriculture Partnership funding from the prior year, fully offset by federal revenue.
-

$6 million increase for re-profiling for the National Action Plan to End Gender Based Violence, the federal Low Carbon Economy Leadership Fund and the Gang Violence Action Fund, fully offset by federal revenue.

-	These increases are partially offset by $48 million decrease mostly due to adjusted timelines for compassionate intervention implementation to align with facility enhancements.

•	Capital grants of $3.9 billion are forecast, up $275 million from budget, primarily from re-profiling 2025-26 projects into 2026-27, including for affordable housing programs, seniors lodge programs, recovery communities, the Alberta Broadband Strategy and others.

•	Debt servicing costs are forecast $225 million lower than budget, due mainly to lower borrowing requirements as a result of the improved surplus.

•	Disaster and emergency assistance of $106 million is forecast for wildfires and tornado damage recovery. This includes $104.7 million for wildfire presuppression and response based on wildfire expenses that have been committed and incurred as of July 2026, including replanting previously reforested areas that were affected by wildfires during the 2025 wildfire season and $1.5 million for tornado damage that are not covered by insurance or by the Hazard Assistance and Resilience Program.

•	A contingency of $2 billion was included in Budget 2026. Increases in expense not offset by dedicated revenue are included in the preliminary contingency allocation. $0.5 billion in expense increases are forecast as the preliminary allocation from the budgeted contingency. The government continues to monitor its risks and other factors. The $1.5 billion remaining in contingency is available to address impacts as required.

Budget 2026-27 Contingency

(millions of dollars)

Budget 2026-27		2,000
Expense increases:
Emergency / disaster assistance	106
Other	689
Total expense increases	796
Less dedicated revenue / expense	(315)
Preliminary contingency allocation	480	(480)
Unallocated contingency		1,520

2026–27 First Quarter | Fiscal Update and Economic Statement	7

Balance Sheet Summary

(millions of dollars)

	At March 31		Change from Budget
	2027
	Budget	Forecast

Financial assets

Alberta Heritage Savings Trust Fund	32,082	32,082	-

Endowment funds:

Alberta Heritage Foundation for Medical Research	2,838	3,087	248

Alberta Heritage Science and Engineering Research	1,646	1,779	132

Alberta Heritage Scholarship	1,843	2,005	162

Alberta Enterprise Corporation	315	315	-

General Revenue Fund - surplus cash	-	-	-

General Revenue Fund - debt retirement	-	-	-

Alberta Fund	-	-	-

Self-supporting lending organizations / activities:

Loans to local authorities	15,932	16,842	910

Agriculture Financial Services Corporation	4,439	5,501	1,062

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	853	1,612	759

Student loans	5,265	5,265	-

Technology Innovation and Emissions Reduction Fund	1,173	1,173	-

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	21,783	20,738	(1,044)

Total financial assets	88,169	90,399	2,230

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	61,849	57,252	(4,597)

Alternative financing (P3s - public-private partnerships - Capital Plan)	2,525	2,441	(84)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	451	451	-

Direct borrowing for the Fiscal Plan	44,041	34,669	(9,373)

Total taxpayer-supported debt	108,867	94,813	(14,053)

Self-supporting lending organization / activities debt:

Debt issued to for loans to local authorities	15,932	16,842	910

Agriculture Financial Services Corporation	3,907	3,697	(210)

Total taxpayer and self-supported debt	128,705	115,352	(13,353)

Coal phase-out liabilities	353	353	-

Pension liabilities	6,884	6,884	-

Asset retirement obligations	2,567	2,567	-

Other liabilities (including SUCH sector / Alberta Innovates Corp.)	1,023	5,523	4,500

Total liabilities	139,532	130,678	(8,854)

Net financial assets / (debt)	(51,363)	(40,280)	11,083

Capital / other non-financial assets	66,383	66,754	371

Spent deferred capital contributions	(4,018)	(4,058)	(40)

Net assets	11,002	22,416	11,414

Net assets / (liabilities) - statement of operations	7,460	18,874	11,414

Accumulated remeasurement gains	3,542	3,542	-

Change in net assets - statement of operations (before adjustments)	(9,373)	2,041	11,414

Net financial debt / GDP (calendar year, nominal)	-10.5%	-7.7%

8	2026–27 First Quarter | Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $90.4 billion are forecast as at March 31, 2027, an increase of $2.2 billion from Budget 2026.

•	Heritage, endowment funds and the Alberta Enterprise Corporation (AEC) accumulated surpluses are forecast to grow $0.5 billion. Net income of the Alberta Heritage Savings Trust Fund (Heritage Fund) is retained in the fund, while the net assets of the three endowment funds and AEC have increased a net $542 million, mainly due to increased income.

•	At March 31, 2027, no surplus cash is forecast to be available for allocation.

•	Financial assets from self-supported lending activity and Agriculture Financial Services Corporation (AFSC) are increasing $2 billion, primarily as a result of improved AFSC cash flow.

•	Commercial enterprise equity is a net $0.8 million higher than budgeted, due mainly to forecast operating improvements at the Sturgeon Refinery, partially offset by decreased net income mainly from ATB Financial.

•	Other financial assets are forecast to be $1 billion less than Budget 2026. These include financial assets of school boards, universities and colleges, and the health authority, student loans, accounts and interest receivable, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds, the cash reserve, and derivative financial instruments.

Liabilities are forecast at $130.7 billion at March 31, 2027, $8.9 billion less than Budget 2026.

Taxpayer-supported debt is estimated at $94.8 billion, $14.1 billion less than budgeted.

•	Liabilities for capital projects are down $4.7 billion from budget as a result of improved overall financial position, partially offset by an increase of $84 million in alternative financing principal repayments under public-private partnership (P3) driven by additional funding for school projects under the Schools Now program.

•	Borrowing for the Fiscal Plan is now forecast at $34.7 billion, down $9.4 billion from budget as a result of the improvement in the 2026-27 forecast.

•	Debt issued to support loans to AFSC and to local authorities is increasing by a net $0.7 billion from budget due to increase in issued loans to the City of Calgary.

•	Other liabilities are $4.5 billion higher than budgeted. These include liabilities of the school boards, universities, colleges, health entities (SUCH) sector, coal phase-out liabilities, asset retirement obligations and other liabilities.

•	Government obligations for pension plan liabilities have remained unchanged from budget, at $6.9 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2027, is estimated at $40.3 billion, $11.1 billion lower than budgeted, reflecting the improvement in the forecast for 2026-27. Net debt to GDP is estimated at 7.7 per cent.

Capital and other non-financial assets of $66.8 billion are forecast for March 31, 2027, a $0.4 billion net increase from budget, reflecting capital asset acquisition. Deferred capital contribution liabilities remained largely unchanged at $4.1 billion.

Net Assets - operating of $18.9 billion are forecast as at March 31, 2027, a $11.4 billion increase from budget, reflecting the improved forecast for 2026-27.

Net Assets of $22.4 billion are forecast as at March 31, 2027, consisting of net assets - operating and accumulated remeasurement gains and losses.

2026–27 First Quarter | Fiscal Update and Economic Statement	9

Cash Adjustments

The consolidated financial statements, Fiscal Plan and quarterly forecasts are prepared in accordance with Canadian Public Sector Accounting Standards (PSAS). The consolidated financial reports of the province include the accounts of organizations that meet the criteria of control under PSAS and the accounts of the Offices of the Legislative Assembly and the Offices of the Legislature.

The forecast surplus includes various non-cash items required under these accounting standards. Other cash transactions reported on the balance sheet are not included in the surplus.

In order to determine the cash position of the General Revenue Fund (GRF), various adjustments to the surplus to remove the impact of these non-cash items and to account for balance sheet transactions are required.

There are three main categories of cash adjustments. Details for each category are included below.

Retained income of funds and agencies

Since the government reports on a consolidated basis, the income and expense of funds and agencies is included in revenue and expense that is used to calculate the surplus. These entities retain their cash or fund any shortfalls. Cash is not transferred to or from the GRF for these amounts.

In total, funds and agencies retain $4.4 billion of revenue. Examples of these cash adjustments include:

•	$2.4 billion in investment income is included in the surplus for the Heritage Fund. The fund retains the income and no cash is transferred to the GRF. As a result, a negative adjustment of $2.4 billion to the surplus is required.

•	$506 million in net income is reported as revenue for ATB Financial but no cash is transferred to the GRF. A negative cash adjustment is required.

In addition to these adjustments, ATB Financial has committed to pay to the government a $100 million dividend annually. This represents cash transferred from ATB Financial to the GRF but is not included in revenue or expense, increasing the cash available.

Other cash adjustments

Other cash adjustments mainly reflect the differences between accrual accounting required by PSAS and cash transactions. In total, $3.3 billion in positive cash adjustments are required. Examples of other cash adjustments include:

•	$3.3 billion for energy royalties. There is a timing difference between when revenue from oil royalties is reported and when cash is received. Revenue from energy royalties is reported when it is earned in a fiscal year (April 1 to March 31), while the cash is not received until later. A positive adjustment of $3.3 billion is required in 2026-27 as the cash from higher oil prices at the end of 2025-26 is now being received. The volatility in this cash adjustment mirrors the volatility in energy prices.

•	A negative adjustment of $189 million is required to account for the difference in how much cash was provided in student loans compared to how much cash was paid back. The cash transactions for student loans and repayments are reported on the balance sheet. They are not included in revenue or expense and are not captured in the surplus.

Capital Cash Adjustments

Adjustments are also required to the surplus due to the way accounting standards require reporting of capital assets. Cash is needed for capital investment project construction, but accounting standards require reporting the expense for the asset once it is fully constructed through non-cash amortization expense over the asset’s useful life.

•	A negative $3.3 billion cash adjustment mainly reflects the difference between the $6.2 billion in cash required for capital investment net of a 10 per cent adjustment for the regular re-profiling of cash flows that typically occurs in a fiscal year, and $1.8 billion for amortization included in expense.

Surplus Cash Allocation

After $4.3 billion in net negative cash adjustments, there is no surplus cash available for allocation in 2026-27. The negative cash amount of $2.3 billion represents new, additional borrowing required in 2026-27. A detailed table of cash adjustments is included on page 15. The government will continue to evaluate its financial position as the fiscal year unfolds.

Surplus cash available for allocation / debt maturities
(billions of dollars)
Surplus cash available for allocation:
From 2025-26 results	-
Allocation to Heritage Fund	-
2026-27 surplus	2.0
less entity retained income	(4.4)
less capital plan requirements	(3.3)
add net other cash adjust.	3.3
add ATB Financial dividend	0.1
Total cash available	(2.3)

Debt maturities
2026-27 maturities	11.0
2027-28 maturities	7.3
2028-29 maturities	5.0

10	2026–27 First Quarter | Fiscal Update and Economic Statement

Capital Plan Highlights

The 2026-27 Capital Plan is forecast at $10.7 billion, up $717 million from Budget 2026. This increase includes $275 million in capital grants and $442 million in capital investment. The increase is primarily due to the re-profiling of unspent funds from 2025-26 to align project cash flows with project progress, as well as additional funding to support the ongoing commitment to accelerate schools through the Schools Now program. The $275 million increase in capital grants is primarily due to re-profiling for affordable housing projects jointly funded by the federal government, recovery community projects, and the Alberta Broadband Strategy. The re-profiling aligns funding with project construction schedules and updated cash flows.

The $442 million increase to capital investment includes new funding of $137 million for 45 school projects under the Schools Now program, supporting acceleration of projects that will provide and upgrade more than 39,000 student spaces. Additionally, $26 million in new funding was approved for major modernization upgrades to Calgary’s Olympic Oval, $15 million was added for Mental Health and Addiction facilities, and $7 million was added for rebuilding the Pine Grove Manor in Jasper, a senior citizens facility destroyed during the July 2024 Jasper wildfires.

The remaining $257 million increase to capital investment is driven by re-profiling of unspent funds from 2025-26 on approved projects, primarily related to health initiatives and information technology projects. Of the re-profiling, $80 million in capital investment vote authority is carried over from 2025-26, including $27 million for Technology and Innovation, $11 million for Agriculture and Irrigation, $7 million for Forestry and Parks, $7 million for Public Safety and Emergency Services, $7 million for Primary and Preventative Health Services, $6 million for Justice, $5 million for Assisted Living and Social Services, and $10 million for other ministries.

The re-profiling reflects revised project cash flows based on project schedules and overall progress made on projects.

The Capital Plan is funded from a variety of sources, including the federal government; donations; school boards, post-secondary institutions, health sector organizations, and other funds and agencies; public-private partnerships; and General Revenue Fund or borrowed cash. More details can be found in the table on page 14.

Capital Plan Summary

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Advanced Education	595	622	28

Affordability and Utilities	7	7	-

Agriculture and Irrigation	104	115	11

Arts, Culture and Status of Women	39	40	2

Assisted Living and Social Services	694	859	165

Children and Family Services	3	7	4

Education and Childcare	1,636	1,644	8

Energy and Minerals	37	38	-

Environment and Protected Areas	69	70	-

Forestry and Parks	147	156	9

Hospital and Surgical Health Services	446	605	158

Indigenous Relations	8	11	3

Infrastructure	1,335	1,480	146

Jobs, Economy, Trade and Immigration	5	6	2

Justice	30	36	6

Mental Health and Addiction	27	68	41

Municipal Affairs	1,105	1,111	5

Primary and Preventative Health Services	42	65	23

Public Safety and Emergency Services	32	40	7

Service Alberta and Red Tape Reduction	55	55	-

Technology and Innovation	352	418	66

Tourism and Sport	11	16	5

Transportation and Economic Corridors	3,166	3,194	28

Treasury Board and Finance	20	21	1

Legislative Assembly	4	4	-

Total capital plan	9,969	10,687	717

2026–27 First Quarter | Fiscal Update and Economic Statement	11

2026-27 First Quarter Fiscal Update Tables

Consolidated Fiscal Summary

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Total revenue	74,550	86,279	11,729

Expense

Operating expense	70,398	71,034	635

Capital grants	3,672	3,947	275

Amortization / inventory consumption / loss on disposals	4,853	4,857	3

Taxpayer-supported debt servicing costs	2,838	2,597	(242)

Self-supported debt servicing costs	568	585	17

Pension provisions	(408)	(408)	-

Disaster and emergency assistance	-	106	106

Expense before contingency	81,922	82,718	796

Contingency (forecast un-allocated)	2,000	1,520	(480)

Total expense	83,922	84,237	315

Surplus / (deficit)	(9,373)	2,041	11,414

Capital Plan

Capital grants	3,672	3,947	275

Capital investment	6,297	6,739	442

Total capital plan	9,969	10,687	717

Cash Adjustments / Borrowing Requirements	(at March 31)

Cash at start of year / Alberta Fund	-	-	-

Alberta Fund allocation - Heritage Fund	-	-	-

Surplus / (deficit)	(9,373)	2,041	11,414

Cash adjustments

Retained income of funds and agencies	(4,069)	(4,443)	(373)

Other cash adjustments	(32)	3,306	3,338

Capital cash adjustments	(2,931)	(3,256)	(325)

ATB Financial dividend	100	100	-

Surplus cash (cash at start of year + surplus +/- net cash adjustments) / Heritage Fund	(16,304)	(2,251)	14,053

Less: Taxpayer-supported debt repayment	-	-	-

Less: Allocation to Alberta Fund	-	-	-

Direct borrowing required	16,304	2,251	(14,053)

Cash at end of year	-	-	-

Taxpayer-supported Liabilities / Borrowing

Total taxpayer-supported debt	108,867	94,813	(14,053)

12	2026–27 First Quarter | Fiscal Update and Economic Statement

Disaster and Emergency Assistance

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Forestry and Parks - wildfire presuppression and response & tornado funding	-	106	106

Total disaster and emergency assistance expense	-	106	106

Capital Amortization
(millions of dollars)	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Advanced Education	556	556	-

Affordability and Utilities	2	2	-

Agriculture and Irrigation	50	50	-

Assisted Living and Social Services	61	61	-

Education and Childcare	530	530	-

Energy and Minerals	13	13	-

Environment and Protected Areas	4	4	-

Forestry and Parks	40	40	-

Hospital and Surgical Health Services	301	301	-

Infrastructure	445	445	-

Jobs, Economy, Trade and Immigration	1	1	-

Justice	7	7	-

Mental Health and Addiction	1	1	-

Primary and Preventative Health Services	47	47	-

Public Safety and Emergency Services	29	29	-

Service Alberta and Red Tape Reduction	8	8	-

Technology and Innovation	71	71	-

Tourism and Sport	7	7	-

Transportation and Economic Corridors	925	925	-

Treasury Board and Finance	12	12	-

Legislative Assembly	3	3	-

Total amortization expense	3,113	3,113	-

Inventory Consumption
(millions of dollars)	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Advanced Education	72	72	-

Assisted Living and Social Services	33	33	-

Forestry and Parks	1	1	-

Hospital and Surgical Health Services	1,314	1,314	-

Infrastructure	6	6	-

Mental Health and Addiction	19	19	-

Primary and Preventative Health Services	225	225	-

Public Safety and Emergency Services	1	1	-

Service Alberta and Red Tape Reduction	1	1	-

Tourism and Sport	1	1	-

Transportation and Economic Corridors	66	70	4

Total inventory consumption expense	1,740	1,744	4

2026–27 First Quarter | Fiscal Update and Economic Statement	13

Debt Servicing Costs

(millions of dollars)

	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Taxpayer-supported general debt servicing costs

Education and Childcare – school boards	9	9	-

Treasury Board and Finance	1,170	1,065	(105)

Total	1,179	1,073	(105)

Taxpayer-supported capital plan debt servicing costs

Education and Childcare – Alberta schools alternative procurement P3s	32	32	-

Transportation and Economic Corridors– ring road P3s	108	108	-

Treasury Board and Finance – direct borrowing	1,520	1,383	(137)

Total	1,660	1,523	(137)

Total taxpayer-supported debt servicing costs	2,838	2,597	(242)

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	468	483	14

Treasury Board and Finance – Ag. Financial Services Corp.	100	103	3

Total self-supported debt servicing costs	568	585	17

Total debt servicing costs	3,407	3,182	(225)

Inventory Acquisition

(millions of dollars)
	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Advanced Education	67	67	-

Assisted Living and Social Services	33	33	-

Forestry and Parks	1	1	-

Hospital and Surgical Health Services	1,314	1,314	-

Infrastructure	6	6	-

Mental Health and Addiction	19	19	-

Primary and Preventative Health Services	227	227	-

Service Alberta and Red Tape Reduction	1	1	-

Tourism and Sport	1	1	-

Transportation and Economic Corridors	66	70	4

Total inventory acquisition	1,735	1,739	4

Capital Plan Funding Sources

(millions of dollars)
	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Capital Plan, less	9,969	10,687	717

Non-cash adjustments	13	10	(2)

Cash requirement adjustment	(997)	(1,069)	(72)

Capital Plan funding requirements	8,985	9,628	643

Source of funding:

Cash received / assets donated / book value of disposals	915	992	77

Retained income of funds and agencies	63	40	(22)

SUCH sector self-financed	513	557	44

Technology Innovation and Emissions Reduction Fund	-	-	-

Alternative financing (P3s – public-private partnerships)	116	116	-

General revenue fund cash / direct borrowing	7,379	7,924	545

Total capital plan funding sources	8,985	9,628	643

14	2026–27 First Quarter | Fiscal Update and Economic Statement

Cash Adjustments / GRF Cash and Allocation

(millions of dollars)
	Fiscal Year		Change from Budget
	2026-27
	Budget	Forecast

Retained income of funds and agencies

Alberta Heritage Savings Trust Fund	(2,225)	(2,271)	(46)

ATB Financial	(426)	(506)	(81)

Agriculture Financial Services Corporation	(1,192)	(1,062)	129

Heritage Foundation for Medical Research Endowment Fund	(221)	(248)	(28)

Heritage Science and Engineering Research Endowment Fund	(127)	(132)	(6)

Heritage Scholarship Fund	(141)	(162)	(21)

Alberta Social Housing Corporation	(10)	202	212

Credit Union Deposit Guarantee Corporation	(19)	(19)	-

Alberta Petroleum Marketing Commission	313	(184)	(498)

Technology Innovation and Emissions Reduction Fund	(17)	(17)	-

Balancing Pool	(66)	(70)	(4)

Other	59	27	(32)

Total retained income of funds and agencies	(4,069)	(4,443)	(373)

Other cash adjustments

SUCH sector own-source revenue	(6,479)	(6,612)	(134)

SUCH sector own-source expense	7,425	7,380	(45)

Net deferred capital contribution cash adjustment	(69)	(20)	49

Energy royalties (difference between accrued revenue & cash)	107	3,444	3,337

Student loans	(189)	(189)	-

Other cash adjustments	(414)	(351)	63

Disaster assistance revenue / expense	-	(48)	(48)

Pension provisions (non-cash expense)	(408)	(408)	-

Inventory acquisition (excluding SUCH sector; non-cash expense)	(224)	(118)	107

Inventory consumption (excluding SUCH sector; non-cash expense)	219	229	10

Total other cash adjustments	(32)	3,306	3,338

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(5,784)	(6,183)	(398)

Cash requirement adjustment	997	1,069	72

Current principal repayments (P3s – public-private partnerships)	(91)	(84)	7

Alternative financing (P3s – public-private partnerships)	116	116	-

Amortization (excluding SUCH sector; non-cash expense)	1,832	1,826	(6)

Book value of asset disposals (net non-cash expense / revenue)	-	-	-

Total capital cash adjustments	(2,931)	(3,256)	(325)

ATB Financial dividend	100	100	-

Total cash adjustments	(6,932)	(4,292)	2,639

2026–27 First Quarter | Fiscal Update and Economic Statement	15

 Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2026-27 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2026. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Assets and liabilities include recognition of asset retirement obligations and accumulated remeasurement gains and losses.

Compliance with Legislation

The Sustainable Fiscal Planning and Reporting Act (SFPRA) requires a report to be published on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The SFPRA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2026-27 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2026 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the SFPRA.

16	2026–27 First Quarter | Fiscal Update and Economic Statement

Fiscal Update and

Economic Statement

2026-27 First Quarter

Economic Update

Overview

The outlook for Alberta’s economy has improved considerably since Budget 2026, primarily as a result of higher commodity prices. The Alberta Activity Index, a measure of provincial economic activity, gained momentum in the second quarter, and year-over-year growth accelerated to 4.3 per cent in May.

Strong activity in the energy sector this year has been accompanied by a pickup in manufacturing and agriculture exports, while progress on major projects is boosting investment and construction activity. Job gains and consumer spending are exceeding expectations, and the slowdown in population growth and housing construction has been slightly more moderate than anticipated. Alberta’s real gross domestic product (GDP) is now forecast to grow by 2.3 per cent in 2026, an increase of 0.5 percentage points from budget (Chart 1). While slightly slower than 2025, the deceleration is considerably less pronounced than at the national level, with Alberta continuing to significantly outperform other provinces.

Momentum in the economy is expected to carry into 2027. Population growth is expected to strengthen modestly in 2027 after reaching a low in 2026, while major projects continue to support investment and economic activity. Together, these factors are expected to lift real GDP growth to 2.5 per cent in 2027, up from the 2.3 per cent projected at budget.

Higher commodity prices have led to a large upward revision to nominal GDP, which is a broad measure of incomes in the province. It is expected to increase 8.4 per cent in 2026, up from the 1.9 per cent growth forecast in budget. The most notable change is in corporate profits, which are now expected to increase in 2026 after a decline was initially forecast. Government revenues and household incomes have also been revised substantially higher, reflecting the broad-based improvements this year.

While the outlook for Alberta’s economy has improved, it remains highly uncertain. Geopolitical tensions in the Middle East and the risk of further disruptions to global energy markets could prolong inflationary pressures and weigh on growth in major trading partners. At the same time, significant uncertainty surrounding U.S. trade policy and global economic conditions continues to pose risks to investment and export demand.

Price shock adds to global uncertainty

The global economic outlook has shifted since budget, as escalating conflict in the Middle East and disruptions to shipping through the Strait of Hormuz have pushed commodity prices higher and reignited inflationary pressures (Chart 2). Oil prices surged in the second quarter as markets reacted to the supply disruptions, while natural gas prices and several industrial commodity prices also moved higher amid heightened geopolitical uncertainty. This price shock has compounded existing trade uncertainty and further clouded the global outlook.

The economic consequences of higher energy prices have varied considerably across regions. Many energy-importing economies, including Europe and Japan, face weaker growth prospects as higher energy costs reduce household purchasing power, increase business costs, and weigh on economic activity. Several Middle Eastern countries are also contending with direct disruptions to exports, production, trade, tourism and investment.

In contrast, the U.S. economy continues to show resilience, supported by solid consumer spending, a steady labour market, and ongoing investment

Chart 1: 2026 outlook improves

Forecasted year-over-year growth in selected economic indicators, 2026

Source: Alberta Treasury Board and Finance, *Unemployment rate is forecasted level

Chart 2: Volatility in oil prices reflects ongoing shipping disruptions

Weekly average WTI prices and cargo volumes through the Strait of Hormuz

Sources: International Monetary Fund, EIA, CME Group, Haver Analytics

18	2026–27 First Quarter Fiscal Update and Economic Statement

in artificial intelligence (AI)-related industries. China’s outlook remains broadly unchanged, with policy support and investment helping sustain growth, although structural challenges in the property sector continue to weigh on longer-term momentum.

Canada outlook weakens

Canada’s economic outlook has weakened since budget. Growth is expected to slow amid continued labour market softness, slower population growth, muted housing activity, and slower-than-anticipated progress on major projects (Chart 3). Ongoing uncertainty surrounding tariffs and trade negotiations with the U.S. continue to weigh on business investment and economic activity, limiting the pace of economic expansion.

The weaker growth outlook is expected to limit upward pressure on interest rates. The Bank of Canada is anticipated to keep its policy rate unchanged through 2026 before implementing a small increase in 2027, reflecting modest growth in the Canadian economy. The Canadian dollar is expected to remain relatively weak through the remainder of the year, as softer domestic conditions and a slower pace of interest rate hikes offset support from higher commodity prices. It is forecast to average 72.1 cents per U.S. dollar in 2026-27.

Oil prices higher in the near term

Oil markets have experienced significant volatility in 2026, with prices responding sharply to developments in the Middle East and evolving global supply expectations. West Texas Intermediate (WTI) rose above US$90 per barrel (/bbl) during the first quarter as the conflict escalated and disruptions to shipments through the Strait of Hormuz intensified. Prices have since moderated (Chart 4), briefly falling below US$70/ bbl in July as tensions eased and crude shipments partially recovered before moving above $US80/bbl more recently. Prices are expected to settle lower as the impacts of the conflict on crude flows through the Strait of Hormuz fade and global supply adjusts. The WTI oil price forecast has been revised up to US$73.50/ bbl for 2026-27, US$13.00/bbl higher than Budget 2026.

Chart 3: Growth expectations diverge between Canada and Alberta

Historical and forecasted annual real GDP growth

Sources: Bank of Canada (BoC), Alberta Treasury Board and Finance; e=expected, f=forecast

BoC forecasts are from the July 2026 Monetary Policy Report.

Chart 4: Higher oil prices expected to be temporary

Historical and forecast prices of West Texas Intermediate (WTI)

Sources: Reuters, Alberta Treasury Board and Finance; f=forecast

Alberta’s manufacturing boosted by stronger prices

Alberta’s manufacturing sector has strengthened and fully recovered from the weakness in 2025. Higher commodity prices and resilient global demand have supported a surge in manufacturing shipments. Factory sales were up 11 per cent year-to-date through May, driven by petroleum products, petrochemicals, and plastics (Chart 5). Stronger commodity prices have led to an upward revision in manufacturing export prices, which are now forecast to increase 4.0 per cent in 2026. While new U.S. tariffs create additional uncertainty, key Alberta exports remain exempt, limiting the impact on the province. Overall, real manufacturing exports are expected to rebound by 2.4 per cent in 2026, stronger than the 1.8 per cent increase forecast at budget, before strengthening further in 2027.

Trade relief lifts Alberta grains sector

Alberta’s agriculture and food exports are receiving a boost this year, supported by easing trade restrictions, a weaker Canadian dollar, and strong global demand. The sector posted solid growth in the first half of 2026, with export values up 5.6 per cent year-to-date through June. Gains were recorded in both U.S. and non-U.S. markets, particularly China and Mexico, led by large increases in export volumes of canola, barley, and pulse crops.

The improvement in crop exports reflects strong global demand and favourable trade developments that have supported

2026–27 First Quarter Fiscal Update and Economic Statement	19

higher volumes and prices. Reduced Chinese duties on Canadian canola products, record domestic crushing capacity, higher U.S. renewable fuel requirements, and stronger biodiesel demand have all strengthened canola markets. As a result, grain and oilseed exports are expected to increase by 8 per cent in 2026 before moderating in 2027, as yields return closer to average levels, partly due to wet weather challenges in parts of northern Alberta.

The conditions and outlook are less favourable for livestock exports, despite strong market fundamentals. Herd rebuilding efforts continue to limit shipments, with live cattle export volumes down 32.2 per cent in the first five months of the year. Although lower cattle supplies will constrain export volumes in the near term, strong U.S. demand, historically low American inventories, and restrictions on Mexican livestock imports are expected to keep cattle prices elevated. Tight supplies are expected to support export values through 2027 even as volumes remain subdued.

Differential widens

Higher global oil prices continue to support Alberta’s energy sector, although the discount between WTI and Western Canadian Select (WCS) has widened since budget. The WTI-WCS differential increased from approximately US$13/ bbl in January to more than US$15/bbl in June. The wider differential primarily reflects increased competition from

Venezuelan crude and additional heavy oil supply resulting from releases from the U.S. Strategic Petroleum Reserve. While expanded export capacity through the Trans Mountain Expansion (TMX) has reduced the risk of severe transportation bottlenecks and a sharp widening of the differential, higher transportation costs and ongoing dynamics in heavy crude markets are expected to keep the discount wider than previously anticipated. As a result, the WTI-WCS differential is forecast to average US$14.80/bbl in 2026-27, US$1.80/bbl higher than assumed in budget.

Energy sector picks up

Producers are responding to robust global demand and favourable pricing conditions by increasing drilling and production. Oil drilling activity in the province surged in the second quarter, with the number of active rigs up 24 per cent year-over-year in July and nine per cent higher year-to-date. A dry start to the spring and limited wildfire disruptions supported activity, particularly in northeastern Alberta. Oil production also reached seasonal record highs as some planned spring maintenance was deferred to the fall, contributing to a 3.0 per cent increase in year-to-date production.

Investment in the oil and gas extraction sector is forecast to increase by approximately 4.4 per cent ($1.4 billion) in 2026, accelerating from last year’s pace, before strengthening further to 5.0 per cent in 2027. Conventional oil

Chart 5: Higher commodity prices lift export values and manufacturing shipments

Year-to-date percentage change in selected exports and manufacturing shipments by industry, June 2026

Sources: Statistics Canada, Innovation, Science and Economic Development Canada, Haver Analytics

and gas investment is expected to lead growth in 2026, rising 4.5 per cent as shorter production cycles allow operators to respond more quickly to higher oil prices. Oil sands investment is also projected to increase by 4.2 per cent. While oil sands projects are generally less sensitive to short-term price movements, stronger prices have encouraged producers to maximize output and adjust maintenance activities.

Higher production and inventory drawdowns boosted crude oil removals from the province, which were up 2.2 per cent year-to-date through June. Strong export volumes following the Middle East conflict delayed the rebuilding of inventories, leaving them slightly lower than a year earlier in June. Production and related activity are expected to remain elevated through 2027 as inventories are replenished ahead of planned transportation expansions. The Express Pipeline expansion, Enbridge Mainline optimization initiatives, and the TMX drag-reducing agent project are expected to increase export capacity by approximately 270,000 barrels per day over the next two years.

Activity in the natural gas sector has been more subdued, as persistently low North American natural gas prices have led some producers to scale back investment plans. Despite this near-term weakness, the outlook remains positive, with production supported by the start-up of LNG Canada Phase 1 and sustained demand from oil sands operations. Continued development of LNG facilities on Canada’s west coast, which are cost-competitive with U.S. projects due to lower transportation costs to Asian markets, is expected to provide additional momentum for the sector.

Investment stronger than expected

Investment growth is increasingly being driven by major projects outside the resource sector, reflecting stronger-than-expected activity and several major projects moving into construction. Overall, non-residential investment is forecast to expand 7.7 per cent this year, up from the 6.0 per cent projected at budget. The upward revision largely reflects the Meta data centre and Greenlight Electricity Centre, while additional data centre proposals and renewable energy developments continue to support the outlook (Chart 6).

20	2026–27 First Quarter Fiscal Update and Economic Statement

These developments are helping sustain strong engineering construction activity, a key source of strength for the provincial economy. While machinery and equipment investment remains below the elevated levels recorded during last year’s pre-tariff buying surge, it is expected to strengthen this year, reversing the weakness of the past three years. Growth is being driven by investments in data centres, electricity generation, and the adoption of AI technologies.

Building construction activity has remained robust as major projects continue to advance. Commercial and industrial investment is rising this year, supported by projects such as distribution centres and the Calgary arena. Industrial construction has also benefited from major public infrastructure projects, including ongoing Light Rail Transit (LRT) developments. As a result, commercial and industrial non-residential building investment is up 12 per cent year-to-date.

Outflows of NPRs not as large as expected

The slowdown in Alberta’s population growth resulting from the federal government’s 2025-2027 Immigration Levels Plan has been less severe than initially anticipated. Alberta’s population reached 5.06 million as of April 1, 2026, up 47,000 people, or 0.9 per cent, from a year earlier. While this was the slowest annual growth rate since 2022, it remained positive. Migration from other provinces continued to provide support. Net interprovincial migration added 6,006 people in the first quarter, marking the fifteenth consecutive quarter that Alberta led the country in net interprovincial migration gains. Natural increase also remained positive, adding 3,568 people as births exceeded deaths. These outweighed net international migration, which turned negative for the first time since the COVID-19 travel restrictions, due to net outflows of non-permanent residents (NPRs). The province’s NPR population declined by more than 35,000 over the past year, with large declines occurring among work and study permit holders.

Alberta’s population is now forecast to grow 1.2 per cent in the 2026 census year, slightly above the budget forecast of 1.1 per cent, but less than half of the 2.5 per cent increase recorded in 2025. Growth is expected to strengthen modestly to 1.4 per cent in 2027 as NPR outflows ease and gains from interprovincial migration and permanent immigration remain steady.

Residential investment cools with growing inventory

The significant increase in housing supply over the past few years has reshaped Alberta’s housing market. Nearly 15,000 single-family homes were completed in Calgary and Edmonton in 2025, the highest level since the 2006-07 housing boom. The surge in completions has led to a growing inventory of completed but unsold single-family homes, which reached a record 2,628 units in March.

Rising inventories of newly completed homes have weighed on resale activity, renovations, and overall residential investment.

Spending on renovations to single-family detached homes has seen the largest decline, with 2026 levels falling below the lows reached during the April 2020 COVID-19 shutdowns. While some of the weakness reflects post-pandemic normalization following the renovation boom of 2021 to 2023, growing competition from newly completed housing is also a factor. The increase in inventory has provided households with an alternative to renovating existing properties and contributed to weaker renovation activity.

Builders have also moderated the pace of construction. Although housing starts are expected to reach 42,000 units in 2026, higher than forecast at budget, they are down 19 per cent from last year’s pace. New home construction investment is expected to remain subdued, reflecting both this slowdown and the shift toward smaller multi-family units, which require less investment per unit than single-family detached homes. However, strong multi-family construction activity and the large-scale projects initiated in 2025 will provide some support.

The growing stock of newly constructed homes has also softened Alberta’s resale housing market. Sales have eased from the elevated levels recorded in 2024 and 2025 across most regions as market conditions have become more balanced. While increased housing supply has reduced pressures in the resale market, lower transaction volumes are weighing on residential investment. As a result, residential investment is now forecast to increase by a modest one per cent in 2026 before strengthening in 2027.

Health sector driving employment gains

Alberta’s labour market has continued to strengthen this year despite limited support from the goods-producing sector. Employment increased by 39,300 in the first seven months of the year (Chart 7), with gains led by the service sector. Health care and social assistance, along with wholesale and retail trade, accounted for much of the increase. Employment growth in the goods-producing sector was more modest, with most industries showing little net change through the

Chart 6: Growing momentum in major projects Value of projects over $100 million by year of final investment decision Sources: Alberta Major Projects, Alberta Treasury Board and Finance

2026–27 First Quarter Fiscal Update and Economic Statement	21

first half of the year. However, there are signs of improvement, including a recent notable pickup in construction and rising payroll employment in the energy sector. Employment is forecast to grow by 3.0 per cent in 2026, up from 2.8 per cent in 2025, before moderating to 2.2 per cent in 2027 as hiring in the service sector catches up to population growth and gradually eases. Strong job gains are expected to reduce Alberta’s unemployment rate from 7.2 per cent in 2025 to 6.6 per cent in 2026 and 5.9 per cent in 2027, while supporting steady growth in wages and labour income.

Energy prices lift inflation

Inflation has risen above budget expectations, largely due to higher energy prices stemming from Middle East-related supply disruptions. Inflation accelerated from 1.8 per cent in February, before the conflict intensified, to as high as 4.2 per cent in July. The increase largely reflects a dramatic turnaround in gasoline prices, which shifted from being a significant drag on inflation in February, following the removal of the federal consumer carbon tax, to a major source of inflationary pressure by May (Chart

8). Food inflation has remained elevated, while rising home and auto insurance premiums continue to contribute to overall price pressures.

As a result, the Consumer Price Index is up 2.9 per cent year-to-date through July, compared with 2.0 per cent in 2025. While these price pressures are expected to moderate over time, consumer inflation is now forecast to average 2.6 per cent in 2026, 0.5 percentage points higher than budget, before easing in 2027 as energy market disruptions subside.

Consumers continue spending

Consumer spending has been stronger than expected in 2026. Retail sales have shown exceptional strength so far this year, rising 7.2 per cent year-to-date through June, while core retail sales rose 5.0 per cent. Although part of this growth reflects higher prices, solid gains in employment and positive consumer confidence suggest that households remain willing and able to spend. Consumer confidence has remained above last year’s level, supported by a resilient labour market, strong wage growth and improving household finances.

Chart 7: Labour market momentum continues in 2026

Seasonally adjusted employment and unemployment rate in Alberta

Sources:	Statistics Canada and Haver Analytics

Chart 8: Higher energy prices push up inflation

Contributions to Alberta’s headline consumer inflation

Sources: Statistics Canada, Alberta Treasury Board and Finance calculations

* Energy includes gasoline, natural gas and electricity

Given the strong performance to date and improving economic conditions, real consumer spending is now expected to grow 2.1 per cent in 2026, with per-capita consumption also improving. However, momentum is expected to remain uneven. Higher energy prices could erode purchasing power, and households are likely to remain cautious.

22	2026–27 First Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

	2026-27	2026-27 Fiscal Year

Fiscal Year Assumptions	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	93.00	60.50	73.50

Light-Heavy Differential (US$/bbl)	14.60	13.00	14.80

WCS @ Hardisty (Cdn$/bbl)	108.10	65.30	81.30

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	1.27	3.00	2.00

Production

Conventional Crude Oil (000s barrels/day)	561	544	553

Raw Bitumen (000s barrels/day)	3,461	3,691	3,674

Natural Gas (billions of cubic feet)	1,111	4,440	4,578

Interest rates

3-month Canada Treasury Bills (per cent)	2.30	2.10	2.20

10-year Canada Bonds (per cent)	3.50	3.20	3.40

Exchange Rate (US¢/Cdn$)	72.3	73.0	72.1

	2026 Calendar Year		2027 Calendar Year

Calendar Year Assumptions	Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	490,264	523,021	519,822	531,220

per cent change	1.9	8.4	6.0	1.6

Real (millions of 2017 dollars)	382,742	385,510	391,379	395,253

per cent change	1.8	2.3	2.3	2.5

Other Indicators

Employment (thousands)	2,639	2,668	2,691	2,728

per cent change	1.9	3.0	2.0	2.2

Unemployment Rate (per cent)	6.6	6.6	6.0	5.9

Average Weekly Earnings	2.7	2.6	2.8	2.8
(per cent change)

Primary Household Income	4.1	4.8	4.1	4.6
(per cent change)

Net Corporate Operating Surplus	-3.0	4.5	6.0	2.0
(per cent change)

Housing Starts (thousands of units)	40.0	42.0	35.0	35.0

Alberta Consumer Price Index	2.1	2.6	2.1	2.1
(per cent change)

Population (July 1st, thousands)	5,084	5,091	5,140	5,163

per cent change	1.1	1.2	1.1	1.4

*	Alberta Treasury Board and Finance estimate

2026–27 First Quarter Fiscal Update and Economic Statement	23